September 28, 2010

Re:	RVPLUS Inc. Registration Statement on Form S-1 Filed August 11, 2010 File No. 333-168768

General

1.  Please provide information required by Items 101(h)(5) and 407(a) of Regulation S-K.

Response:
The disclosure has been amended to provide the information required by Item 101(h)(5) of Regulation S-K in the section titled “Where You Can Find Additional Information.” The disclosure has also been amended to provide the information required by Item 407(a) of Regulation S-K in the section titled “Transactions with Related Persons, Promoters and Certain Control Persons.”

Prospectus Summary

2.  Please provide a brief overview of your business and key aspects of the offering.  Refer to Item 503(a) of Regulation S-K.

Response:	The disclosure has been amended to provide a brief overview of the business and keys aspects of the offering in the section titled “Prospectus Summary,” as required by Item 503(a) of Regulation S-K.

3.  Please disclose your monthly “burn rate” and the amount of time that your present capital will last at this rate here, in the management’s discussion and analysis section, and capital resources and liquidity section.

Response:
The “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Capital Resources and Liquidity” sections have each been amended to disclose the Company’s monthly burn rate and the amount of time the Company’s present capital is expected to last.

4.  Please revise your summary and risk factors section to disclose your independent auditor’s going concern opinion and to state that you are a development stage company.  Also state your net losses, significant expenses, and the amount of cash you have as of the most recent practical date.

Response:
The “Prospectus Summary” and “Risk Factors” sections of the disclosure have been amended to disclose the Company’s independent auditor’s going concern opinion and to state that the Company is a development stage company. The “Prospectus Summary” and “Risk Factors” sections have also been amended to state the Company’s net losses, significant expenses, and the amount of cash on-hand as of the most recent practical date.

5.  Please revise to include a separately captioned section discussing your relationship with Mr. Day, because he will continue to be your majority shareholder after the date of the offering.

Response:
The disclosure has been amended to include a separately captioned section discussing the Company’s relationship with Mr. Day, who will continue to be the Company’s majority shareholder after the date of the offering.

Risk Factors, page 2

6.  Please refer to pages 11 and 12.  Revise your disclosure to include a risk factor to address the fact that you have not fully tested the Auto Brake.  Additionally, include a risk factor that relates to government regulations or other business factors that may potentially affect you doing business in China.

Response:
The disclosure has been amended to include a risk factor to address the fact that the Company has not fully tested the Auto Brake.  Additionally, the disclosure has been amended to include a risk factor that relates to government regulations or other factors that may potentially affect the Company doing business in China.

7.  We note your risk factor about management’s limited experience in regards to operating a public company.  However, please add a separate risk factor discussing the limited management and leadership experience of the executive officers overall, and if true also the fact that they have never worked in a capacity related to the manufacture and distribution of products.  Also, if either will be working less than full-time on your business, please disclose the number of hours they intend to dedicate to the business each week.

Response:
The disclosure has been amended to add a separate risk factor discussing the limited management and leadership experience of the executive officers and their lack of experience related to the manufacture and distribution of products. The estimated hours per week that the executive officers will devote to the Company has been disclosed as well.

We need additional capital to develop our business, page 3

8.  Please provide an estimate of your anticipated expenditures and tell us whether you have begun seeking additional financing.

Response:	The disclosure has been amended to provide an estimate of the Company’s anticipated costs and to explain that the Company has not yet begun seeking additional financing.

We may incur significant costs to be a public company, page 4

9.  Please provide an estimate of the expected additional costs you will incur as a public company.

Response:	The disclosure has been amended to provide an estimate of the additional costs the Company will incur as a public company.

Selling security holders, page 7

10. Please note that certain family members are deemed to own beneficially the shares held by other family members. Please ensure that your selling shareholders table is accurate in this regard.

Response:
The Company notes that certain family members are deemed to own beneficially the shares held by other family members. The disclosure has been amended to ensure that the Company’s selling shareholders table, and corresponding number of beneficial owners of the Company’s common stock, is accurate in this regard.

11. Please revise to indicate that the selling shareholders may be deemed underwriters.

Response:	The “Plan of Distribution” section of the disclosure has been revised to indicate that the selling shareholders may be deemed underwriters.

Item11, Information about the Registrant, page 11

Description of Business, page 11

12. Please disclose here and in your capital resources and liquidity section on page 15 the number of full-time and part-time employees, as well as the amount of time your officers and directors devote to your business.

Response:
The “Description of Business” and “Capital Resources and Liquidity” sections of the disclosure have been amended to provide the number of full-time and part-time employees, as well as the amount of time the Company’s officers and directors devote to the business.

13. We note your statement about your plans to “further develop, test, manufacture, and possibly patent and market a number of products related to the recreational vehicle industry.” Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step. In addition, please clarify what products you intend to patent and disclose your timeframes and up-to-date patent application status.

Response:
The “Description of Business” section of the disclosure has been revised significantly to explain the current state of the business plan and the Company’s plan to become operational. The disclosure has also been amended by removing the discussion of patents, as none are in process or planned at this time.

14. We note your plan to sell RV products made by others through your planned website. Please discuss with more specificity the type of RV products you expect to carry from other manufacturers, whether you have identified suppliers for these additional items, whether you plan to hold and how you intend to manage this additional inventory, and any risks and responsibilities or reselling third-party products.

Response:
The disclosure has been amended to discuss with more specificity the type of RV products the Company expects to carry from other manufacturers, explain that the Company has not yet identified specific suppliers for these additional items, disclose how the Company plans to hold and manage this additional inventory, and discuss risks and responsibilities related to reselling third-party products.

Our Products, page 11

15. Please revise this section significantly to eliminate technical jargon, provide a glossary of definitions for each technical term used in your registration statement, and clarify your disclosure related to your manual auxiliary brake switch. In addition, it may be helpful to investors if your disclosure included a diagram or chart.

Response:	The disclosure has been amended to provide definitions of technical terms and clarify the Company’s disclosure related to their manual auxiliary brake switch.

16. You must have a reasonable basis for all forward looking disclosure. Please provide support for your production cost estimates because it appears unclear how you estimated them. Refer to Item 10(b) of Regulation S-K.

Response:	The disclosure explains how the Company’s production estimates were determined.

17. The last sentence in the fourth full paragraph on page 12 appears to be incomplete. Please revise.

Response:	The disclosure has been revised to correct the sentence in the fourth full paragraph on page 12.

18. Please revise this section to exclude information that depicts your competitors in a negative light. Instead, briefly describe your competition.

Response:	The disclosure has been revised to exclude information that depicts the Company’s competitors in a negative light.

19. Please update your disclosure to provide greater details about your website plans, included the estimated costs to design and run the website and to implement its electronic commerce functionality. Please also discuss the specifics of your pay-per-click advertising campaign, including the estimated costs to implement and maintain the campaign.

Response:
The disclosure has been revised to provide greater details about the Company’s website plans, including the estimated costs to design and run the website and to implement the Company’s electronic commerce functionality. The Company also added to the disclosure, a discussion of the specifics of the Company’s pay-per-click advertising campaign, including the estimated costs to implement and maintain the campaign.

Description of Property, page 13

20. Please revise to disclose whether you own or lease your executive office.

Response:
The “Description of Property” section of the disclosure has been amended to explain that the Company’s management owns the executive offices occupied by the Company and the Company does not pay for the space.

Holders of Capital Stock, page 14

21. We note your disclosure that you have 48 holders of commons stock; however, on pages 7 and 21 you state that you have 47 shareholders. Please revise for consistency or advise.

Response:
The disclosure on pages 7, 14 and 21 has been amended to show that the Company actually has a total of 37 beneficial owners of its common stock, including the Company’s President and the 36 selling shareholders.

Directors, Executive officers, Promoters and Control Persons, page 16

22. Please revise this section to clarify the following: (1) whether Mr. Day is currently employed at American Registrar & Transfer Co., and (2) Mr. Lynds’ current position and employment dates. So that investors may better understand what it means that Mr. Day is a Vice President of American Registrar & Transfer Co., please briefly discuss what his responsibilities are in this capacity and provide some background information about that company. In addition, please discuss specific experience, qualifications, attributes or skills of your director. Refer to Item 401(e) of Regulations S-K.

Response:
Page 16 of the disclosure has been revised to clarify the following: (1) whether Mr. Day is currently employed at American Registrar & Transfer Co., and (2) Mr. Lynds’ current position and employment dates. The disclosure has also been amended to explain Mr. Day’s responsibilities as a Vice President at American Registrar & Transfer Co. and provide some background information about American Registrar & Transfer Co.

Executive Compensation, page 17

23. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:
The disclosure has been amended to clarify that the Company’s executive officers do not receive salaries, bonuses or other forms of incentive compensation. The Company’s executive officers have not received compensation from the Company, nor is any compensation due to the executive officers.

Item 15, Recent Sales of Unregistered Securities, page 20

24. We note your disclosure on page F-11 relating to issuance of 180,000 shares of common stock on July 19, 2010 in a private placement to six individuals. Please revise your recent sales of unregistered securities section to include these shares or advise.

Response:
The disclosure has been revised to clarify that the 180,000 shares of common stock sold on July 19, 2010 (the closing date of the private offering) were part of the private offering and are included in the total number of 4,380,000 shares owned by the selling stockholders.

Signatures, page 24

25. Please have your principal accounting officer sign the registration statement. Refer to Instruction 1 to Form S-1.

Response:	The signature of the Company’s principal accounting officer has been added to the disclosure.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
Gregg E. Jaclin
Partner